Mail Stop 4561

October 28, 2009

Bob L. Corey, Acting President and CEO
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, California 95051

> **Re:** **Extreme Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2009**
> **File No. 000-25711**

Dear Mr. Corey:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to provide the information required by Item 6(d) of Schedule 14A.

Proposal Number One: Election of Directors, page 5

2.   Please revise to provide the information required by Items 7 and 8 of Schedule 14A.

Proposal Number Two: Ratification of Appointment of Independent Auditors for the Fiscal Year Ending June 27, 2010, page 7

3.   Please revise to provide the information required by paragraphs (e)(1)-(6) of Item 9 of Schedule 14A.

Bob L. Corey
Extreme Networks, Inc.
October 28, 2009
Page 2

Proposal Number Three: Approval of the Exchange Program, page 8

4.   Please tell us what consideration you gave to including a discussion of the potential dilutive effect of the option exchange program.

Proposal Number Four: Amendment of the 2005 Equity Incentive Plan, page 16

5.   Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If you do not have a present intent to make any specific grants, please provide a representation to that effect.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bob L. Corey
Extreme Networks, Inc.
October 28, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (408) 579-3000
        Diane C. Honda, Esq.